Filed Pursuant To Rule 433

Registration No. 333-275079

November 28, 2023

David LaValle at the VettaFi Digital Assets Symposium

Moderator

Thanks, Tom. Yeah, that was a great start to the conference that we talked about, traditional diversification tools through gold. And energy and other Commodity ETFs. We're going to talk about crypto now and I'm excited. This is obviously a hot topic. We're not going to get that deep into the weeds about the potential of a spot Bitcoin ETF, but we've got two of the great players in this space, so I've got Dave LaValle, who's the global head of ETFs at Grayscale. Dave, thanks for joining me.

David LaValle

Todd, it's great to be here really. Happy to participate.

Moderator

It's my pleasure. Excited to have you with us and we also have Matt Hougan of Bitwise Asset Management. Matt, thanks for joining me.

Moderator

It's a pleasure having you both. So, I'm pulling this chart up and Dave would love for you just to talk about to kick things off. It's been a great year for Bitcoin in general, GBTC, which is your product, is up significantly this year. What do you think is driving Bitcoin this year?

David LaValle

Well, look, I think we've had a strong second-half of the year, but if we take a look at 23 holistically, the front half of 23 was a little bit choppy and the volatility that we would expect in a nascent asset class like Bitcoin or more broadly digital assets. But I think, look, we've been around for 10 years, this is not the first time we've seen volatility. It’s not the first crypto winter that we have been through, and so you know, we were able to really kind of see its way through. We remain focused and I think investors remain focused on the reality that this is a growing asset class and it's a matter of an asset class that's really maturing. And so, we've had some positive progress with obviously our lawsuit with the SEC and you know the potential for uplisting GBTC to a national Stock Exchange in the form of an ETF. And you know, some of that excitement and some of that, you know, progress has been joined by some really large traditional asset managers, which again is a part of the process of maturing as an asset class and that has led to a second-half of the year, which has been really strong and a very positive note going into 24.

Moderator

So, Dave, I popped this poll question for the audience and we'll take a look at the results in a moment, but we'd love for you just to talk about where cryptocurrencies can be used in a broader portfolio. Where can GBTC fit in today?

David LaValle

I think about, you know, it's about education and it's about access. And those are two things that we think are really critical in the component. As you know Matt was mentioning about, you know, the maturing of an asset class and we’re at an alts symposium today. And so, I think that you know the concept of maybe crypto is fitting into some sort of alt allocation or sometimes people think of it as well. It's a digital currency, so should it be part of a currency allocation. I think more generally speaking, I think when we start to talk about it and Matt mentioned it as a disruptive technology or a nascent technology or an emerging technology, all of a sudden you start to have conversations with investors and with advisors that oh, that makes a little more sense to me. And I oftentimes like to look at other disruptive technologies and talk about other disruptive technologies that we've experienced in our lifetime, so maybe the Internet and you know that's an opportunity to say, look, we're not precisely sure exactly where digital assets are going to go in the future, but I think everyone can certainly recognize that it's going to be something that is a part of our lives going forward. It will have different applications. And look, we've recently started to try and define that vernacular and talk about crypto sectors and different aspects of crypto and how people can utilize them or what the use cases for them are. And so we think that that's again part of the maturing process and offering the opportunity for things like Bitwise and Grayscale to really kind of partner with the advisor, partner with the investor and take them on a journey to understand exactly where it fits.

David LaValle

I 100% agree with everything that Matt said, and if you would put me on the spot and asked me to predict what the answers to this question would be, it's precisely what I thought would happen. People are trying to continue to understand and be educated on this, and so they're doing their research. Or people have jumped in and in the absence of having the perfect product that they totally understand, they've gone directly to invest in crypto. And so, the opportunity for the ETF to do what it has done for many other asset classes and many other exposures. GLD was one that that Matt had mentioned and it's an opportunity for very transparent exposure. ETFs have been building blocks for investors and advisors for a very long time in their portfolios and this will be an opportunity to let Bitcoin be that in the same kind of trusted and battle tested investment wrapper. And so, we think that that's going to be something that is really driving all this excitement around the potential for a Bitcoin ETF to be to be brought to market. Keep in mind we're all asking for more regulation and to have this product put into a more regulated wrapper and that's something that I think the industry is championing and will really bring some benefits to investors.

Moderator

Dave would love to talk about GBTC. You mentioned it's been around for a long time. Talk about how it exists today.

David LaValle

GBTC is currently a quoted product traded on the over the counter markets. Obviously, it's pretty well publicized that we've been on a quest to uplist the product to the New York Stock Exchange in the form of an exchange traded product. It's worth noting that you know that that process would not entail more than a couple of corporate actions and that investors really wouldn't have to do anything to achieve that. So, it's certainly available to investors on the over the counter markets currently. And look, we have a four-phase life cycle and our product structure for all seventeen of our digital asset products and so you know, it starts off as private placements. After a year of seasoning, it gets to be quoted on the OTC markets. We voluntarily choose to make them SEC reporting companies. And then finally that fourth phase is to uplist the product to be traded as an exchange traded fund. And so, you know, we fully anticipate all of our products and go through that life cycle. And GBTC is our flagship and it's the first one to go through the process and we're very excited about the prospect of that uplisting to happen later this year or into 24.

Moderator

Well, thanks, Matt. So, we recapped a bit of 2023. We've talked about the potential of a spot Bitcoin ETF, that's of my choosing. I'd love to just get Matt your thoughts and then Dave, you'd weigh in as well heading into 2024, what do you think advisors should understand and what is the outlook for crypto, as we get into 2024.

Moderator

So, Dave, your turn. 2024 - the positive outlook.

David LaValle

Yeah, I have an equally positive outlook that Matt just outlined. I'd add a couple of other things. We have a Bitcoin halving coming up in 24. We have a number of real players that are entering the Bitcoin ETF race. I think there's a tremendous amount of euphoria from investors and from the market as a whole about this product coming to market and the potential to kind of offer that access to the broadest range of investors that have not really had the opportunity to seek crypto in a regulated product that has been as widely accepted as an ETF has been. We also have a presidential election coming up. In that presidential election, the largest new group of young voters that are going to be taking the attention of the candidates and young voters are thinking about crypto. Young voters are thinking about their investing future. And so we think that there has been a lot of bicameral and a lot of bipartisan support for crypto regulation over the past 6 to 12 months. We think that that's going to be a big component of the election cycle and the election conversation. And we think it's going to be bringing more attention to the broadest range of investors, advisors and the opportunity to educate those constituents is going to be front and center. Firms like Grayscale and Bitwise are going to be perfectly suited to deliver on that promise.

Moderator

So let me let me follow back up. We saw a lot of folks here, the majority were still doing research. Dave. How can they work with Grayscale to be able to learn more about what crypto, what Bitcoin, what a potential ETF can fit into their portfolio?

David LaValle

Here's what I've long said and what you've heard me say before, Matt as well. Not every ETF is created equally and not every asset manager is created equally. In the process of doing your education, you want to make sure that you're partnering with the firm that's going to give you the information and going to educate you in the way that you as an advisor or you as an investor need to be educated. And so lean on us, lean on the firms that are crypto specialists to make sure that you're being informed, being educated in a way that really resonates with you and gives you a level of comfort and confidence in the decisions you're making about how to allocate to the asset class.

Moderator

Well, Matt, Dave, I really appreciated you sharing your expertise as we saw there's a lot of folks that are still getting up to speed, myself included. Perhaps the potential of a spot Bitcoin ETF ahead of Exchange 2024 in February? I know we're going to see both of you down there and folks, as Tom mentioned earlier, can learn more about that through the platform. I want to just use the opportunity to really thank my colleagues and my guests here, but also remind folks that there's resources as well as the survey for them to fill out.

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